Immutep Limited

Level 12, 95 Pitt Street

Sydney, 2000 New South Wales

Australia

October 28, 2019

via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

RE:	Immutep Limited

Registration Statement on Form F-3

Filed: October 15, 2019

Securities Act File No. 333-234208

REQUEST FOR ACCELERATION OF EFFECTIVENESS

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Immutep Limited (the “Registrant”) hereby respectfully requests acceleration of its Registration Statement on Form F-3 (File No. 333-234208), filed on October 15, 2019, so that it will become effective at 5:00 p.m. (Eastern time) on October 30, 2019, or as soon as practicable thereafter.

If you have any questions, or require any additional information, please do not hesitate to call Nathaniel Douglas at Baker McKenzie, the Company’s outside counsel, at (202) 835-4277.

The Registrant hereby acknowledges that, if the Securities and Exchange Commission (or its staff, acting pursuant to delegated authority) (the “Commission”) declares the filing effective, such action:

(i)	does not foreclose the Commission from taking any action with respect to the filing;

(ii)	does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(iii)	may not be asserted by the Registrant as a defence in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Immutep Limited

By:	/s/ Deanne Miller
Deanne Miller COO, General Counsel & Secretary